Exhibit 99.1 Press release

WiLAN to Present at the 14th Annual CIBC Eastern Institutional Investor Conference

OTTAWA, Canada – September 10, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced the Company will present at the 14th Annual CIBC Eastern Institutional Investor Conference being held at Le Centre Sheraton Hotel in Montreal, QC. The presentation will take place on Wednesday, September 16, 2015 at 1:30pm Eastern Time. Presenting from management will be Jim Skippen, President & Chief Executive Officer.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Ana Raman Director, Investor Relations O: 613.688.4333 C: 613.668.8874 E: araman@wilan.com

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